UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  October 20, 2017

Midland States Bancorp, Inc.

(Exact Name of Registrant as Specified in Charter)

Illinois	001-35272	37-1233196
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Network Centre Drive
Effingham, Illinois 62401

(Address of Principal Executive Offices) (Zip Code)

Registrant’s telephone number, including area code: (217) 342-7321

N/A

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b— 2 of the Securities Exchange Act of 1934 (§ 240.12b—2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 2.02.                                        Results of Operations and Financial Condition.

On October 26, 2017, Midland States Bancorp, Inc. (the “Company” or “Midland”) issued a press release announcing its financial results for the third quarter of 2017.  The press release is furnished herewith as Exhibit 99.1.

Item 5.02.                                        Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 20, 2017, Kevin L. Thompson resigned from his positions as Chief Financial Officer, principal financial officer and principal accounting officer.  The Company appointed Jeffrey G. Ludwig to serve as Chief Financial Officer, principal financial officer and principal accounting officer on an interim basis while the Company conducts an executive search for Mr. Thompson’s replacement.

Mr. Ludwig, 46, currently serves as Executive Vice President of the Company and as President of Midland States Bank, the Company’s wholly owned subsidiary, and previously served as the Company’s Chief Financial Officer from November 2006 through November 2016.  A complete description of Mr. Ludwig’s positions with the Company and prior business experience is set forth in the Company’s proxy statement for its 2017 annual meeting of shareholders, filed with the Securities and Exchange Commission on March 17, 2017, which description is incorporated herein by reference.

Item 7.01.                                        Regulation FD Disclosure.

On October 26, 2017, the Company made available on its website a slide presentation regarding the Company’s third quarter 2017 financial results, which will be used as part of a publicly accessible conference call on October 27, 2017. The slide presentation is furnished herewith as Exhibit 99.2.

The information furnished pursuant to Item 2.02 and this Item 7.01, and the related exhibits, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Item 8.01.                                        Other Events.

On October 26, 2017, the Company issued a press release regarding the change in the Company’s Chief Financial Officer, which is filed herewith as Exhibit 99.3.

Item 9.01.  Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

99.1	Press Release of Midland States Bancorp, Inc., dated October 26, 2017 regarding third quarter 2017 financial results

99.2	Slide Presentation of Midland States Bancorp, Inc. regarding third quarter 2017 financial results

99.3	Press Release of Midland States Bancorp, Inc., dated October 26, 2017, regarding change in chief financial officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 26, 2017	MIDLAND STATES BANCORP, INC.

	By:	/s/ Douglas J. Tucker
	Name:	Douglas J. Tucker
	Title:	Senior Vice President and Corporate Counsel